Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Group 1 Automotive, Inc. and subsidiaries for the registration of debt securities, common stock, preferred stock, warrants, rights, depositary shares, units and guarantees of debt securities, and to the incorporation by reference therein of our report dated February 24, 2015, except for Note 22, as to which the date is May 8, 2015, with respect to the consolidated financial statements of Group 1 Automotive, Inc. and subsidiaries, and our report dated February 24, 2015, with respect to the effectiveness of internal control over financial reporting of Group 1 Automotive, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
October 30, 2015

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